February 27, 2007

United States Securities and Exchange Commission

100 F. St. Ne

Washington, D.C. 20549

Re:  EastBridge Investment Group Corporation

       Amendment no. 2 to Form 10-SB

       Filed February 8, 2007

       File No. 0-52282

Dear Sir or Madam:

EastBridge Investment Group Corporation (the “Company”) and its counsel have reviewed the Staff’s comments delivered by letter dated as of February 19, 2007. We have restated and responded to each of your comments below.

Item 1. Description of Business, page 1

    1. We reissue prior comment two. Please revise to identify by name the three Chinese companies that currently constitute your only clients and summarize all material terms of your agreements with them, such as the specific, rather than general, payment and timing provisions. Clarify when you expect to commence generating meaningful revenues from these business relationships. Also disclose your anticipated source(s) of funds to pay for your clients' legal, auditing and other costs.

RESPONSE: The Amended Registration Statement has been revised to include the names of the three Chinese companies that constitute the Company's clients and the material terms of the agreement, including the specific payment and timing provisions. Further, the Statement has been revised to include that the Company anticipates to commence generating meaningful revenues from the business relationships when the client becomes a reporting company and its shares begin trading in the public market. Lastly, the Statement has been revised to include the disclosure that the Company plans to obtain unsecured loans from banks and its officers (Keith Wong and Norm Klein) to pay for its clients' legal, auditing, and other costs.

    2. We note that you have filed your agreements with the three Chinese companies as exhibits 10.3, 10.4 and 10.5 to the amended Form 10-SB, as well as exhibits to the Forms 8-K field on February 16, 2007. We also note that you have omitted portions of those exhibits without filing a request for confidential treatment. Please refile the agreements with the omitted information or submit a confidential treatment request pursuant to Rule 24b-2 of the Exchange Act.

RESPONSE: The three exhibits to the Amended Registration Statement have been revised to include the omitted information and additional grammar corrections.

Security Ownership of Certain Beneficial Owners and Management, page 9

    3. We have reviewed your revision in response to prior comment seven. Please revise to disclose in the beneficial ownership tables, and not in the footnotes, that both Mr. Klein and Mr. Dembinski are deemed to beneficially own 13% of the registrant's common stock. To avoid any double counting, you may count the 13% only once for purposes of calculating the ownership totals.

RESPONSE: The Amended Registration Statement has been revised to disclose in the beneficial ownership tables that both Mr. Klein and Mr. Dembinski are deemed to beneficially own 13% of the Company's common stock. Further, in order to avoid any double counting, the 13% ownership was counted only once for purposes of calculating ownership totals.

                                                                                                                          Sincerely,

                                                                                                                         /s/ Keith Wong

                                                                                                                         Keith Wong

                                                                                                                         President

                                                                            EastBridge Investment Group Corporation

Cc: Christopher Dieterich, Esq.

      Philip K. Shin, Esq.

      By facsimile to (310) 312- 6680